UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

February 10, 2011

Commission File Number: 0-50832

Vermilion Energy Inc.
(Exact name of registrant as specified in its charter)

3500, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⃞       Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

EXPLANATORY NOTE

On September 1, 2010, Vermilion Energy Trust (the “Trust”) completed a court-approved statutory plan of arrangement (the “Arrangement”) pursuant to which security holders of the Trust and its subsidiary exchanged their securities for common shares (the “Common Shares”) of Vermilion Energy Inc. (the “Corporation” or the “Registrant”), which immediately prior to the consummation of the Arrangement, was a wholly-owned subsidiary of the Trust. Units in the Trust (the “Trust Units”) were exchanged for Common Shares on a one-for-one basis. Exchangeable shareholders received 1.89344 Common Shares in accordance with the terms of the Plan of Arrangement.  The members of the board of directors of Vermilion Resources Ltd., comprise the board of directors of the Corporation. The Corporation has the same assets, liabilities, management and employees that the Trust had prior to completion of the Arrangement. The Arrangement was effected pursuant to Section 193 of the Business Corporations Act (Alberta). All securities issued in connection with the Arrangement were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof.

The Trust Units were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the Arrangement, the Corporation became the successor issuer to the Trust under the Exchange Act, and will succeed to the Trust’s reporting obligations thereunder. Pursuant to Rule 12g-3(a) promulgated under the Exchange Act, the Common Shares are deemed to be registered under paragraph (b) of Section 12 of the Exchange Act. The Common Shares are listed on the Toronto Stock Exchange under the ticker symbol “VET”. This Form 6-K is being furnished by the Corporation to the Securities and Exchange Commission as notice that the Corporation is the successor issuer to the Trust under Rule 12g-3 of the Exchange Act, as required by Rule 12g-3(f).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY INC.

		By:	/s/ Curtis W. Hicks
Curtis W. Hicks, Executive VP and Chief Financial Officer
Date:	February 10, 2011